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                          August 16, 2023

       Bobby Gaspar
       Chief Executive Officer
       Orchard Therapeutics plc
       245 Hammersmith Road
       London W6 8PW
       United Kingdom

                                                        Re: Orchard
Therapeutics plc
                                                            Registration
Statement on Form S-3
                                                            Filed August 10,
2023
                                                            File No. 333-273891

       Dear Bobby Gaspar:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Catherine Magazu